UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hydril Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
448774 10 9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	448774 10 9	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
The Blanche Ebert Seaver Endowment for Frank R. Seaver College

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The trust is governed by the laws of the State of California.

	5	SOLE VOTING POWER:

NUMBER OF		none

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,296,424

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH:	8	SHARED DISPOSITIVE POWER:

1,296,424

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,296,424

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

26.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	This figure reflects that the trust known as The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed the beneficial owner of 1,296,424 shares of Hydril Company’s class B common stock. Each share of Hydril Company’s class B common stock is entitled to 10 votes, as compared with Hydril Company’s common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2006, as of October 31, 2006, there were a total of 19,246,613 shares of common stock outstanding and 3,068,305 shares of class B common stock outstanding. The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed to have 26.0% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP No.	448774 10 9	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

A National Banking Association.

	5	SOLE VOTING POWER:

NUMBER OF		none

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,296,424

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH:	8	SHARED DISPOSITIVE POWER:

1,296,424

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,296,424

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

26.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

(2)	This figure reflects that Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College, may be deemed the beneficial owner of 1,296,424 shares of Hydril Company’s class B common stock. Each share of Hydril Company’s class B common stock is entitled to 10 votes, as compared with Hydril Company’s common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2006, as of October 31, 2006, there were a total of 19,246,613 shares of common stock outstanding and 3,068,305 shares of class B common stock outstanding. Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College, may be deemed to have 26.0% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP No.	448774 10 9	Page	4	of	8
ITEM 1.

Item 1(a)	Name of Issuer:	Hydril Company
Item 1(b)	Address of Issuer’s Principal Executive Offices:	3300 North Sam Houston Parkway East Houston, Texas 77032-3411
ITEM 2.

Item 2(a)	Name of Person Filing:	The Blanche Ebert Seaver Endowment for Frank R. Seaver College
Item 2(b)	Address of Principal Business Office:	c/o Northern Trust, NA 355 South Grand Avenue, Suite 2600 Los Angeles, CA 90071
Item 2(c)	Citizenship:	The trust is governed by the laws of the State of California.
Item 2(d)	Title of Class Securities:	Common Stock
Item 2(e)	CUSIP Number:	448774 10 9
Item 2(a)	Name of Person Filing:	Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College
Item 2(b)	Address of Principal Business Office:	355 South Grand Avenue, Suite 2600 Los Angeles, CA 90071
Item 2(c)	Citizenship:	A National Banking Association
Item 2(d)	Title of Class of Securities:	Common Stock
Item 2(e)	CUSIP Number:	448774 10 9

CUSIP No.	448774 10 9	Page	5	of	8

ITEM 3.	If this statement is filed pursuant to §§240.13D-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
ITEM 4. Ownership
For The Blanche Ebert Seaver Endowment for Frank R. Seaver College: Such trust may be deemed to beneficially own 1,296,424 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The sole beneficiary of such Trust is the Frank R. Seaver College.

(a)	Amount Beneficially Owned: 1,296,424

CUSIP No.	448774 10 9	Page	6	of	8

(b)	Percent of Class: 26.0% (see footnote 1 to item 11 on cover page)

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:	none

(ii)	Shared power to vote or direct the vote:	1,296,424

(iii)	Sole power to dispose or to direct the disposition of:	none

(iv)	Shared power to dispose or to direct the disposition of:	1,296,424
For Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College: Such bank may be deemed to beneficially own 1,296,424 shares of class B common stock held by such bank as one of three trustees of The Blanche Ebert Seaver Endowment for Frank R. Seaver College. Each share of class B common stock is immediately convertible into one share of common stock. The sole beneficiary of the trust is the Frank R. Seaver College. Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College disclaims beneficial ownership of such shares.

(a)	Amount Beneficially Owned: 1,296,424

(b)	Percent of Class: 26.0% (see footnote 2 to item 11 on cover page)

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:	none

(ii)	Shared power to vote or direct the vote:	1,296,424

(iii)	Sole power to dispose or to direct the disposition of:	none

(iv)	Shared power to dispose or to direct the disposition of:	1,296,424

ITEM 5.	Ownership of Five Percent or Less of a Class

Not Applicable

CUSIP No.	448774 10 9	Page	7	of	8

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable

ITEM 9.	Notice of Dissolution of the Group

Not Applicable

ITEM 10.	Certification

Not Applicable

CUSIP No.	448774 10 9	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 5, 2007

TRUSTEES OF THE BLANCHE EBERT SEAVER ENDOWMENT FOR FRANK R. SEAVER COLLEGE DATED AUGUST 27, 1982
Northern Trust, NA (successor in interest by merger to Northern Trust Bank of California N.A.), Co-Trustee
By:	/s/ Ann V. Marsh

Name:	Ann V. Marsh
Title:	Senior Vice President
By:	/s/ Richard C. Seaver

Name:	Richard C. Seaver
Title:	Co-Trustee
By:	/s/ Myron E. Harpole

Name:	Myron E. Harpole
Title:	Co-Trustee
NORTHERN TRUST, NA (SUCCESSOR IN INTEREST BY MERGER TO NORTHERN TRUST BANK OF CALIFORNIA N.A.), CO-TRUSTEE, THE BLANCHE EBERT SEAVER ENDOWMENT FOR FRANK R. SEAVER COLLEGE
By:	/s/ Ann V. Marsh

Name:	Ann V. Marsh
Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Joint filing agreement